Exhibit 99.1

U.S. Financial Firm Selects Sapiens DECISION

Sapiens DECISION will be used as the central platform to create, govern and maintain business logic across the enterprise

Holon, Israel – October 7, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that a U.S. financial firm has selected Sapiens DECISION as its central application for managing organizational business logic and rules.

Sapiens’ solution will enable the firm to reduce the cost of implementing a new mortgage platform and provide improved visibility and management of enterprise-wide business logic, including data exchange and acceptance

Sapiens DECISION is a business decision management solution that consistently and comprehensively enforces business logic across all enterprise applications. It is used to track, verify and ultimately ensure that every decision is based on the most up-to-date rules and policies. The financial services firm will reduce investment, implementation and maintenance costs by leveraging Sapiens DECISION to centrally develop and manage business logic, eliminating the need to maintain duplicate logic and business rules across separate applications.

Powered by The Decision Model, one of the most widely adopted decision management methodologies, Sapiens DECISION will function as the organization’s central repository for data quality logic and rules, as well as the source for corresponding business logic.

“The new platform will require a high level of compliance and data quality. It must therefore maintain a superior level of accuracy and efficiency to effectively manage the complexity of the firm’s data exchange with multiple clients and trading partners,” said Janet Eakes, business owner of Financial Services for Sapiens DECISION. “Sapiens DECISION will achieve these aims, while reducing the firm’s expenditures.”

“Financial services organizations of all types are recognizing the benefits of effective management of their business rules and logic,” said Roni Al-Dor, president and CEO of Sapiens International. “We are seeing a growing interest and demand for our DECISION solution. The increasing rate of market adoption of Sapiens DECISION represents a tremendous growth opportunity for our organization.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:

Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

Mobile:+1 201 250 9414

Phone: +972-3-790 2026

Email: Yaffa.cohen-ifrah@sapiens.com